Pricing Term Sheet	Filed pursuant to Rule 433
To Prospectus Supplement dated October 21, 2009	Registration File No. 333-160214
Dated October 21, 2009
(To Prospectus dated October 20, 2009)
$300,000,000 of principal amount of
Jefferies Group, Inc.
3.875% Convertible Senior Debentures Due 2029

Issuer:	Jefferies Group, Inc.

Ticker / Exchange for common stock:	JEF / New York Stock Exchange (“NYSE”).

Title of securities:	3.875% Convertible Senior Debentures due 2029 (the “debentures”)

Aggregate principal amount offered:	$300 million aggregate principal amount (or a total of $345 million aggregate principal amount if the underwriters exercise their over-allotment option in full).

Maturity date:	November 1, 2029, unless earlier redeemed, repurchased or converted.

Call protection:	Non-callable prior to November 1, 2012.

Beginning November 1, 2012 and prior to November 1, 2017, debentures are callable at par plus accrued and unpaid interest (including contingent interest, if any) if the last reported sale price of the common stock for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on the redemption date.

On or after November 1, 2017, the debentures are callable at par plus accrued and unpaid interest (including contingent interest, if any).

Put dates:	November 1, 2017, November 1, 2019, and November 1, 2024

Interest rate:	3.875%, per annum

Public offering price:	100% plus accrued interest, if any, from the issue date.

Interest payment dates:	May 1 and November 1 of each year, beginning May 1, 2010.

Reference price:	$29.04, the last reported sale price of Jefferies Group, Inc. (the “Issuer”) common stock on the NYSE on October 20, 2009.

Conversion premium:	35%

Initial conversion rate:	25.5076 shares of common stock per $1,000 principal amount of debentures, subject to adjustment.

Initial conversion price:	$39.20

Contingent interest:	0.375% of the average trading price of the debentures, commencing with the six-month period ending November 1, 2017, if the average trading price of the debentures equals or exceeds $1,200 per $1,000 principal amount of the debentures

Use of proceeds:	The Issuer estimates that the net proceeds from the issuance and sale of the debentures, after deducting the underwriting discount and expenses relating to the offering, will be approximately $292,850,000. The Issuer plans to use these proceeds for general corporate purposes, including specifically, the further development of its business.

Commissions and discounts:	The underwriters have advised the Issuer that they propose to initially offer the debentures at a price of 100% of the principal amount of the debentures, plus accrued interest from the settlement date of the debentures, if any, and to dealers at that price less a concession not in excess of 1.35% of the principal amount of the debentures, plus accrued interest from the settlement date, if any. After the initial public offering, the public offering price, concession and discount may be changed. The following table shows the public offering price, underwriting discount and proceeds before expenses to the Issuer.

	Per Convertible
	Debenture	Total
Public offering price	100%	$300,000,000

Underwriting discounts and commissions	2.25%	$6,750,000

Proceeds, before expenses, to Issuer	97.75%	$293,250,000

Underwriters:	Jefferies & Company, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities Inc.

BNY Mellon Capital Markets, LLC

U.S. Bancorp Investments, Inc.

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

Keefe, Bruyette & Woods, Inc.

Trade date	October 21, 2009

Settlement date	October 26, 2009

CUSIP	472319 AG 7

ISIN	US472319 AG 74

Adjustment to shares delivered upon conversion upon certain fundamental changes:	The following table sets forth the stock price and the number of additional shares to be received per $1,000 principal amount of debentures with respect to conversions upon the occurrence of a make-whole fundamental change:

	Stock Price
Effective Date	$29.04	$34.00	$39.20	$45.00	$50.00	$60.00	$70.00	$80.00	$100.00	$125.00
October 26, 2009	8.928	6.400	4.663	3.398	2.666	1.776	1.294	1.005	0.678	0.456
November 1, 2010	8.928	5.798	4.040	2.776	2.067	1.264	0.878	0.671	0.455	0.309
November 1, 2011	8.928	5.242	3.423	2.102	1.383	0.671	0.420	0.318	0.221	0.153
November 1, 2012	8.928	5.029	3.145	1.657	0.705	0.000	0.000	0.000	0.000	0.000
November 1, 2013	8.928	4.891	3.009	1.563	0.659	0.000	0.000	0.000	0.000	0.000
November 1, 2014	8.928	4.771	2.885	1.489	0.628	0.000	0.000	0.000	0.000	0.000
November 1, 2015	8.928	4.540	2.614	1.303	0.542	0.000	0.000	0.000	0.000	0.000
November 1, 2016	8.928	4.150	2.065	0.915	0.367	0.000	0.000	0.000	0.000	0.000
November 1, 2017	8.928	3.904	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable.

•	If the stock price is greater than $125.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

•	If the stock price is less than $29.04 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Ranking:	Senior unsecured

Capitalization:	The following table sets forth our capitalization as of June 30, 2009 on an actual basis and as adjusted to give effect to the sale of the debentures:

	As of June 30, 2009
	Actual	As Adjusted
	(Unaudited, in thousands)
Long-Term Debt:
7.75% Senior Debentures due 2012	$307,261	$307,261
5.875% Senior Debentures due 2014	248,718	248,718
5.50% Senior Debentures due 2016	348,774	348,774
6.45% Senior Debentures due 2027	346,385	346,385
6.25% Senior Debentures due 2036	492,489	492,489
8.50% Senior Debentures due 2019 (1)	393,856	393,856
3.875% Contingent Convertible Senior Debentures offered hereby	—	239,300

Total Long-Term Debt (1)	2,137,483	2,376,783

Mandatorily Redeemable Convertible Preferred Stock	125,000	125,000

Mandatorily Redeemable Preferred Interest of Consolidated Subsidiaries	287,947	287,947

Total Stockholders’ Equity	2,432,976	2,469,976

Total Capitalization	$4,983,406	$5,259,706

(1)	Does not reflect the issuance by us of $300 million of our 8.50% Senior Debentures on September 25, 2009.
The Issuer has filed a registration statement (including a prospectus dated October 20, 2009, as supplemented by a preliminary prospectus supplement dated October 20, 2009) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Jefferies & Company, Inc., Attention: Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022 or at (888) 449-2342.
This communication should be read in conjunction with the preliminary prospectus supplement dated October 20, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.